UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

GMX RESOURCES INC.

(Name of Applicant)

One Benham Place

9400 North Broadway, Suite 600

Oklahoma City, Oklahoma 73114

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
Senior Secured Second-Priority Notes due 2018	Up to $60,000,000

Approximate date of proposed exchange offer:

The exchange offer commenced on August 9, 2012 and will expire immediately after 11:59 p.m.,

New York City time, on September 6, 2012, unless extended or earlier terminated by the Company.

Name and address of agent for service:

James A. Merrill

Chief Financial Officer

GMX Resources Inc.

9400 North Broadway, Suite 600

Oklahoma City, Oklahoma 73114

With a copy to:

Andrews Kurth LLP

600 Travis Street, Suite 4200

Houston, Texas 77002

(713) 220-4200

Attention: David C. Buck, Esq.

The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application for qualification, or (ii) such date as the Securities and Exchange Commission (the “SEC”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon written request of the applicant.

i

GENERAL

Item 1. General Information

NAME OF APPLICANT	(A) FORM OF ORGANIZATION	(B) STATE OF ORGANIZATION
GMX Resources Inc. (the “Company”)	Corporation	Oklahoma

Item 2. Securities Act Exemption Applicable

Upon the terms set forth in the exchange offer memorandum dated August 9, 2012 (the “Exchange Offer Memorandum”) and the related letters of transmittal (attached as Exhibits T3E.1, T3E.2 and T3E.3, respectively, to this Application for Qualification on Form T-3 (this “Application”)), the Company is offering to exchange (the “Exchange Offer”) all of its $51,997,000 aggregate principal amount of its outstanding 5.00% Senior Convertible Notes due 2013 (the “2013 Notes”) and a limited amount of its outstanding 4.50% Senior Convertible Notes due 2015 (the “2015 Notes” and, together with the 2013 Notes, the “Convertible Notes”) for consideration that will include, among other securities of the Company as set forth in the Exchange Offer Memorandum, up to $60,000,000 aggregate principal amount of newly issued Senior Secured Second-Priority Notes due 2018 (the “New Notes”). The New Notes will be issued by the Company to the holders of its Convertible Notes pursuant to an exchange offer (the “Exchange Offer”) in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 3(a)(9) thereof based on the facts set forth below (the “3(a)(9) exemption”).

If the terms and conditions to the Exchange Offer are satisfied or waived, as applicable, as set forth in the Exchange Offer Memorandum, the Company intends to make the Exchange Offer in reliance on the 3(a)(9) exemption based upon the following facts:

•	the New Notes will be offered by the Company to its existing security holders exclusively and solely in exchange for such holders’ Convertible Notes;

•

no sales of securities of the same class as the New Notes have been or are to be made by the Company or by or through an underwriter at or about the same time as the Exchange Offer for which the 3(a)(9) exemption is claimed;

•

no consideration has been, or is to be, given, directly or indirectly, to any person in connection with the Exchange Offer, except for payment of (i) advisory fees for financial advisors that advised the Company with respect to the terms of the Exchange Offer, (ii) the fees and expenses of the Company’s legal advisors for their legal services, (iii) the fees of the information agent and exchange agent for their services in relation to the Exchange Offer and (iv) fees charged by the trustee under the indenture governing the New Notes for its services as trustee;

•	the Company’s financial advisors have not been retained to, and will not be, soliciting or making any recommendation with respect to the Exchange Offer; and

•

no holder of Convertible Notes has made or will be requested to make any cash payment in connection with the Exchange Offer other than the payment of any applicable withholding or other taxes in accordance with the terms of the Exchange Offer.

AFFILIATIONS

Item 3. Affiliates

For purposes of this Application only, each of the Applicant’s directors and executive officers may be deemed to be “affiliates” of the Company. See Item 4 “Directors and Executive Officers” for a list of the directors and executive officers of each Company, which list is incorporated herein by reference.

The following is a list of the affiliates of the Company as of the date of this Application. Unless otherwise noted, the capital stock or other equity interests of each of the affiliates listed below is wholly owned, directly or indirectly, by the Company.

NAME OF AFFILIATE	JURISDICTION OF ORGANIZATION	OWNERS AND PERCENTAGE
GMX Resources Inc.	Oklahoma	Publicly traded and held by various stockholders (see Item 5)
Diamond Blue Drilling Co.	Oklahoma	Wholly owned by the Company
Endeavor Pipeline Inc.	Oklahoma	Wholly owned by the Company
Endeavor Gathering, LLC	Delaware	60% owned by the Company and 40% owned by Kinder Morgan Endeavor LLC

MANAGEMENT AND CONTROL

Item 4. Directors and Executive Officers

The following table lists the names of, and offices held by, each director and executive officer the Company as of the date hereof. The mailing address of each director and executive officer for the Company is: One Benham Place, 9400 North Broadway, Suite 600 Oklahoma City, Oklahoma 73114.

GMX Resources Inc.

NAME	POSITION
Ken L. Kenworthy, Jr.	Chief Executive Officer, Chairman of the Board and Director
Michael Rohleder	Director and President
James A. Merrill	Chief Financial Officer, Executive Vice President, Secretary and Treasurer
Gary D. Jackson	Executive Vice President, Land
Timothy L. Benton	Executive Vice President, Geosciences
Harry C. Stahel, Jr.	Executive Vice President, Finance
T.J. Boismier	Director
Steven Craig	Director
Ken L. Kenworthy, Sr	Director
Jon W. “Tucker” McHugh	Director
Thomas G. Casso	Director
Michael G. Cook	Director
J. David Lucke	Director

Item 5. Principal Owners of Voting Securities

GMX Resources Inc. is not aware of any person that owns 10 percent or more of its voting securities, based solely upon information filed with the SEC as of August 14, 2012.

UNDERWRITERS

Item 6. Underwriters

(a) The following chart sets forth the name and mailing address of each person who, within three years prior to the date of filing of this Application, acted as an underwriter of the Company’s securities and the title of each such security underwritten:

Date	Underwriters’ Name and Mailing Address	Security Underwritten
October 2009

Credit Suisse Securities (USA) LLC

Jeffries & Company, Inc.

Capital One Southcoast, Inc.

Howard Weil Incorporated

Pritchard Capital Partners

c/o Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

6,950,000 shares of the Company’s common stock, par value $0.001 per share
October 2009	Credit Suisse Securities (USA) LLC Jeffries & Company, Inc. Capital One Southcoast, Inc. c/o Credit Suisse Securities (USA) LLC Eleven Madison Avenue New York, New York 10010-3629	4.50% Convertible Senior Notes due 2015
December 2010	McNicoll, Lewis & Vlak LLC The Graybar Building 420 Lexington Avenue, Suite 628 New York, New York 10170	$62,712,500 aggregate amount of the Company’s 9.25% Series B Cumulative Preferred Stock. par value $0.001 per share
February 2011

Morgan Stanley & Co. Incorporated

Credit Suisse Securities (USA) LLC

Capital One Southcoast, Inc.

Pritchard Capital Partners, LLC

Johnson Rice & Company, L.L.C.

Howard Weil Incorporated

c/o Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

c/o Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

21,075,000 shares of the Company’s common stock, par value $0.001 per share
February 2011

Credit Suisse Securities (USA) LLC

Morgan Stanley & Co. Incorporated

Capital One Southcoast, Inc.

BNP Paribas Securities Corp.

Tudor, Pickering Holt & Co. LLC

c/o Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

c/o Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

11.375% Senior Notes due 2019

(b) No person is acting as a principal underwriter for the issuance of the New Notes in connection with the indenture that is to be qualified under this Application.

CAPITAL SECURITIES

Item 7. Capitalization

The authorized and outstanding securities of the Company as of August 8, 2012 were as follows:

TITLE OF CLASS	AMOUNT AUTHORIZED	AMOUNT OUTSTANDING
Common Stock, par value $0.001 per share(1)(2)	250,000,000 shares	75,533,632 shares

Series A Junior Participating Preferred Stock(3)	25,000 shares	0 shares
9.25% Series B Cumulative Preferred Stock(4)	6,000,000 shares	3,176,734 shares
5.00% Convertible Senior Notes due 2013	$125,000,000 aggregate principal amount(5)	$51,997,000 aggregate principal amount
4.50% Convertible Senior Notes due 2015	$86,250,000 aggregate principal amount(6)	$86,250,000 aggregate principal amount
11.375% Senior Notes due 2019	$200,000,000 aggregate principal amount(7)	$1,970,000 aggregate principal amount
Senior Secured Notes due 2017	$318,000,000 aggregate principal amount(8)	$288,577,000 aggregate principal amount

(1)	Each share of the Company’s common stock is entitled to one vote for each such share held on all matters submitted to a vote of security holders.
(2)	On May 17, 2005, the Company declared a dividend of one Series A Junior Participating Preferred Stock purchase right (each, a “Right”) for each outstanding share of common stock, par value $0.001 per share. Each Right allows its holder to purchase one one-one-thousandth of a share of Series A Junior Participating Preferred Stock for $65.00. Rights only become exercisable at the earlier of the occurrence of (i) 10 days after a public announcement that a person or group has obtained beneficial ownership of 20% or more of the Company’s outstanding common stock or (ii) 10 business days (or a later date determined by the Company’s board of directors) after a person or group begins or announces an intention to make a tender or exchange offer which, if completed, would result in that person or group becoming the beneficial owner of 20% or more of the Company’s common stock. The rights will expire on June 1, 2015.
(3)	Each share of Series A Junior Participating Preferred Stock would entitle the holder thereof to one thousand votes, subject to adjustment in certain cases, voting as a single class with the Company’s common stock. In addition, if, at any time of any annual meeting of the Company’s shareholders for the election of directors, the equivalent of six quarterly dividends (whether or not consecutive) payable on any share or shares of Series A Junior Participating Preferred Stock are in default, the size of the Company’s board of directors will be increased by two, and the holders of Series A Junior Participating Preferred Stock will be entitled to vote, separately as a class, on the election of such additional directors, subject to certain limitations as set forth in the certificate of designation governing the Series A Junior Participating Preferred Stock.
(4)	Holders of the Series B Preferred Stock generally have no voting rights. However, if cash dividends on any outstanding Series B Preferred Stock are in arrears for any four consecutive or non-consecutive quarterly periods, or if the Company fails to maintain the listing of the Series B Preferred Stock on a national exchange for 180 consecutive days, the holders of the Series B Preferred Stock, voting separately as a class with holders of all other series of parity shares upon which like voting rights have been conferred and are exercisable, have the right to elect two directors to serve on our board of directors in addition to those directors then serving on our board of directors until such time as the Series B Preferred Stock becomes listed on a national exchange or the dividend arrearage is eliminated. In addition, certain changes that would be materially adverse to the rights of holders of the Series B Preferred Stock cannot be made without the affirmative vote of holders of at least two-thirds of the outstanding shares of Series B Preferred Stock and all other shares of preferred stock similarly affected and entitled to vote, voting as a single class.
(5)	The indenture governing the 2013 Notes permits the Company, from time to time and without the consent of the holders of 2013 Notes, to issue additional securities under such indenture.
(6)	The supplemental indenture governing the 2015 Notes permits the Company, from time to time and without the consent of the holders of 2015 Notes, to issue additional securities under such supplemental indenture.
(7)	The indenture governing the 11.375% Senior Notes due 2019 permits the Company, from time to time and without the consent of the holders of such notes, to issue additional securities under such indenture.
(8)	The indenture governing the Senior Secured Notes due 2017 permits the Company, subject to certain limitations described in such indenture, to issue additional notes in lieu of cash interest payments.

INDENTURE SECURITIES

Item 8. Analysis of Indenture Provisions

The New Notes will be issued under the indenture to be entered into between the Company and U.S. Bank National Association, as trustee (the “Trustee”). The following is a general description of certain provisions of the indenture. This description is qualified in its entirety by reference to the form of indenture filed as Exhibit T3C hereto and incorporated by reference herein. Capitalized terms used in this Item 8 and not defined herein have the meanings assigned to them in the indenture.

(A) Events of Default; Withholding of Notice

Each of the following is an Event of Default:

(1) default in any payment of interest on any Note when due, continued for 30 days;

(2) default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration of acceleration or otherwise;

(3) failure by the Company to comply with its obligations under “Certain Covenants—Merger and Consolidation”;

(4) failure by the Company to comply within 30 days after notice as provided below with any of its obligations under the covenant described under “Change of Control” above or under the covenants described under “Certain Covenants” above (in each case, other than a failure to purchase Notes that will constitute an Event of Default under clause (2) above and other than a failure to comply with “Certain Covenants—Merger and Consolidation” which is covered by clause (3));

(5) failure by the Company or any Restricted Subsidiary to comply within 60 days after notice as provided below with any other covenants in the Note Documents;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, which default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (and any extensions of any grace period) (“payment default”); or

(b) results in the acceleration of such Indebtedness prior to its maturity (the “cross acceleration provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated aggregates $10.0 million or more;

(7) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary (the “bankruptcy provisions”);

(8) failure by the Company or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary to pay final judgments aggregating in excess of $10.0 million (to the extent not covered by insurance by a reputable and creditworthy insurer as to which the insurer has not disclaimed coverage), which judgments are not paid or discharged, and there shall be any period of 60 consecutive days following entry of such final judgment or decree during which a stay of enforcement of such final judgment or decree, by reason of pending appeal or otherwise, shall not be in effect (the “judgment default provision”); or

(9) as long as Security Documents have not been otherwise terminated in accordance with their terms and the Collateral as a whole has not been released from the Note Liens in accordance with the terms thereof, with respect to Collateral having a Fair Market Value in excess of $5.0 million individually or in the aggregate, the security interests under any Security Document or any Note Lien purported to be created or granted thereby on is held in any judicial proceeding to be unenforceable or invalid, in whole or part, or ceases for any reason (other than pursuant to a release that is delivered or becomes effective as set forth in the Indenture or any Security Documents) to be fully enforceable and perfected.

However, a default under clause (4) or clause (5) of this paragraph will not constitute an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes notify the Company in writing and, in the case of a notice given by the Holders, the Trustee of the default and the Company does not cure such default within the time specified in clause (4) or clause (5), respectively, of this paragraph after receipt of such notice.

If an Event of Default (other than an Event of Default described in clause (7) above) occurs and is continuing, the Trustee by notice to the Company, or the Holders of at least 25% in principal amount of the outstanding Notes by notice to the Company and the Trustee, may, and the Trustee at the request of such Holders shall, declare the principal of, and premium, if any, and accrued and unpaid interest on, all the New Notes to be due and payable. If an Event of Default described in clause (7) above occurs and is continuing, the principal of, and premium, if any, and accrued and unpaid interest on, all the New Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. The Collateral Agent, acting at the instruction of the Holders of a majority in principal amount of the New Notes, in accordance with the provisions of the Indenture, the Security Documents and the Intercreditor Agreement, will determine the time and method by which the security interests in the Collateral will be enforced and, if applicable, will distribute proceeds (after payment of the costs of enforcement and Collateral administration) of the Collateral received by it under the Security Documents for the ratable benefit of the Holders of the New Notes. The Holders of a majority in principal amount of the outstanding Notes may waive all past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to the New Notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of, and premium, if any, and interest on, the New Notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee indemnity satisfactory to it or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder may pursue any remedy with respect to the Indenture or the New Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the Holders of a majority in principal amount of the outstanding Notes have not waived such Event of Default or otherwise given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Indenture provides that in the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

If a default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder of Notes notice of the default within 90 days after it occurs and becomes known to the Trustee. Except in the case of a default in the payment of principal, premium, if any, or interest, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interest of the Holders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events that would constitute certain Defaults, their status and what action the Company is taking or proposing to take in respect thereof.

(B) Authentication and Delivery of the Notes; Application of Proceeds

The New Notes to be issued under the indenture governing the New Notes may be executed by manual or facsimile signature on behalf of the Company by the Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer, any Vice President, Treasurer or Secretary of the Company and need not be attested.

The New Notes bearing the manual or facsimile signatures of individuals who were at the proper officers of the Company at the time of execution shall bind the Company notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such New Notes or did not hold such offices at the date of such New Notes.

The Trustee will authenticate and make available for delivery (or cause to be transferred by book entry) New Notes for original issue, upon receipt of a certificate signed on behalf of the Company by the Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer, any Vice President, Treasurer or Secretary of the Company.

There will be no proceeds from the issuance of the New Notes because the New Notes will be part of the consideration exchanged for the Convertible Notes.

(C) Release and Substitution of Property Subject to the Lien of the Indenture

The Indenture and the Security Documents provide that the liens on the Collateral will be released:

(1) in whole, upon payment in full of the principal of, and accrued and unpaid interest and premium, if any, on the New Notes and payment in full of all other Note Obligations that are due and payable at or prior to the time of such principal payment;

(2) in whole, upon satisfaction and discharge of the Indenture;

(3) in whole, upon a legal defeasance or a covenant defeasance under the Indenture;

(4) in part, as to any asset constituting Collateral that is sold or otherwise disposed of by the Company in transactions that are permitted under the Note Documents;

(5) as to property that constitutes less than all or substantially all of the Collateral, with the consent of Holders of at least a majority in aggregate principal amount of the New Notes then outstanding, voting as one class (or, in the case of a release of all or substantially all of the Collateral, with the consent of the Holders of at least 75% in aggregate principal amount of the New Notes then outstanding, voting as one class), including consents obtained in connection with a tender offer or exchange offer for, or purchase of, the New Notes; and

(6) in whole or in part, as applicable, as to any portion of the Collateral that is taken by eminent domain, condemnation or similar circumstances.

Upon compliance by the Company with the conditions precedent required by the Indenture and the Security Documents, the Collateral Agent shall promptly cause to be released and reconveyed to the Company any released Collateral. Prior to each proposed release, the Company must furnish to the Collateral Agent all certificates, opinions and documents required by the Indenture, the Security Documents and the Trust Indenture Act.

The description above includes a phrase relating to the release of “all or substantially all” of the Collateral securing the New Notes. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of the Company to release Collateral as provided above may be uncertain, and for the avoidance of doubt, the term “all or substantially all,” when applied to the Collateral, as set forth in paragraph (6) above, shall not be read to mean “any” of the Collateral as a result of the Company being in the “zone of insolvency.”

(D) Satisfaction and Discharge of the Indenture

The Indenture and the other Note Documents will be discharged and will cease to be of further effect as to all New Notes issued, when either:

(1) all New Notes that have been authenticated (except lost, stolen or destroyed New Notes that have been replaced or paid and New Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(2) all New Notes that have not been delivered to the Trustee for cancellation have become due and payable or will become due and payable within one year by reason of the giving of a notice of redemption or otherwise and the Company has irrevocably deposited or caused to be irrevocably deposited with the Trustee as trust funds in trust solely for such purpose, cash in U.S. dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the Note Obligations with respect to the New Notes not delivered to the Trustee for cancellation for principal and accrued interest to the date of maturity or redemption, and in each case certain other requirements set forth in the Indenture are satisfied and if, in either case, the Company pays all other sums payable under the Note Documents shall, except for certain obligations, including those with respect to the defeasance trust and obligations to register the transfer or exchange of the New Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the New Notes, cease to be of further effect and all Note Liens will be released.

(E) Evidence Required to be Furnished by the Obligors to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Company is required within thirty days to deliver to the Trustee a statement specifying such Default or Event of Default.

Item 9. Other Obligors

None.

Contents of Application for Qualification. This Application comprises:

(a) Pages numbered 1 to 9, consecutively.

(b) The statement of eligibility and qualification of the Trustee under the indenture to be qualified (filed herewith as Exhibit 25.1).

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit No.	Description

Exhibit T3A.1	Amended and Restated Certificate of Incorporation of GMX Resources Inc. (incorporated by reference to Exhibit 3.1 to Form SB-2 (File No. 353-49328) filed on November 6, 2000).

Exhibit T3A.2	Amended Certificate of Incorporation of GMX Resources Inc. (incorporated by reference to Exhibit 3.1 to Form 8-K (File No. 001-32977) filed on May 25, 2010).

Exhibit T3B.1	Amended and Restated Bylaws of GMX Resources Inc. (incorporated by reference to Exhibit 3.2 to Form 8-K (File No. 001-32977) filed on November 4, 2008).

Exhibit T3C*	Form of Indenture

Exhibit T3D	Not applicable

Exhibit T3E.1	Offering Memorandum, dated August 9, 2012 (incorporated by reference to Exhibit (a)(1)(i) to Schedule TO (File No. 005-62077) filed on August 9, 2012).

Exhibit T3E.2	Form of Letter of Transmittal to holders of 2013 Notes (including Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to Schedule TO (File No. 005-62077) filed on August 9, 2012).

Exhibit T3E.3	Form of Letter of Transmittal to holders of 2015 Notes (including Form W-9) (incorporated by reference to Exhibit (a)(1)(iii) to Schedule TO (File No. 005-62077) filed on August 9, 2012).

Exhibit T3E.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees-2013 Notes (incorporated by reference to Exhibit (a)(1)(iv) to Schedule TO (File No. 005-62077) filed on August 9, 2012).

Exhibit T3E.5	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees-2015 Notes (incorporated by reference to Exhibit (a)(1)(v) to Schedule TO (File No. 005-62077) filed on August 9, 2012).

Exhibit T3F	Cross-reference sheet showing the location in the indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith)

Exhibit 25.1*	Statement of Eligibility and Qualification Under the Trust Indenture Act of 1939 of a Corporation Designated to Act as Trustee

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, GMX Resources Inc., a corporation organized and existing under the laws of the State of Oklahoma, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Oklahoma City and State of Oklahoma, on the 17th day of August, 2012.

GMX Resources Inc.

Attest:	/s/ Harry C. Stahel, Jr.	By:	/s/ James A. Merrill
Name:	Harry C. Stahel, Jr.	Name:	James A. Merrill
Title:	Executive Vice President of Finance	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit T3A.1	Amended and Restated Certificate of Incorporation of GMX Resources Inc. (incorporated by reference to Exhibit 3.1 to Form SB-2 (File No. 353-49328) filed on November 6, 2000).

Exhibit T3A.2	Amended Certificate of Incorporation of GMX Resources Inc. (incorporated by reference to Exhibit 3.1 to Form 8-K (File No. 001-32977) filed on May 25, 2010).

Exhibit T3B.1	Amended and Restated Bylaws of GMX Resources Inc. (incorporated by reference to Exhibit 3.2 to Form 8-K (File No. 001-32977) filed on November 4, 2008).

Exhibit T3C*	Form of Indenture

Exhibit T3D	Not applicable

Exhibit T3E.1	Offering Memorandum, dated August 9, 2012 (incorporated by reference to Exhibit (a)(1)(i) to Schedule TO (File No. 005-62077) filed on August 9, 2012).

Exhibit T3E.2	Form of Letter of Transmittal to holders of 2013 Notes (including Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to Schedule TO (File No. 005-62077) filed on August 9, 2012).

Exhibit T3E.3	Form of Letter of Transmittal to holders of 2015 Notes (including Form W-9) (incorporated by reference to Exhibit (a)(1)(iii) to Schedule TO (File No. 005-62077) filed on August 9, 2012).

Exhibit T3E.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees-2013 Notes (incorporated by reference to Exhibit (a)(1)(iv) to Schedule TO (File No. 005-62077) filed on August 9, 2012).

Exhibit T3E.5	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees-2015 Notes (incorporated by reference to Exhibit (a)(1)(v) to Schedule TO (File No. 005-62077) filed on August 9, 2012).

Exhibit T3F	Cross-reference sheet showing the location in the indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith)

Exhibit 25.1*	Statement of Eligibility and Qualification Under the Trust Indenture Act of 1939 of a Corporation Designated to Act as Trustee

*	Filed herewith.